						Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

						30-Jun

	2005	2006	2007	2008	2009	2010

Fixed charges, as defined:
Total Interest	$85,418	$92,216	$85,729	$94,310	$103,671	$113,747
Interest applicable to rentals	4,585	4,833	7,074	12,099	6,810	7,785

Total fixed charges, as defined	$90,003	$97,049	$92,803	$106,409	$110,481	121,532

Preferred distributions, as defined (a)	-	10,906	10,998	10,067	8,295	8,470

Combined fixed charges and preferred distributions, as defined	$90,003	$107,955	$103,801	$116,476	$118,776	$130,002

Earnings as defined:

Net Income	$128,082	$137,618	$143,337	$157,543	$232,845	$254,409
Add:
Provision for income taxes:
Total Taxes	96,819	78,338	83,494	70,648	45,050	58,278
Fixed charges as above	90,003	97,049	92,803	106,409	110,481	121,532

Total earnings, as defined	$314,904	$313,005	$319,634	$334,600	$388,376	$434,219

Ratio of earnings to fixed charges, as defined	3.50	3.23	3.44	3.14	3.52	3.57

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.50	2.90	3.08	2.87	3.27	3.34

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.